March 30, 2009
Dear Fellow Federal Signal Stockholder:
     Your Board and management team have taken a series of actions to position Federal Signal for sustainable and profitable growth and enhance the value of your investment. As a result, Federal Signal has a more focused business portfolio, leaner capital structure and enhanced financial flexibility.
     At Federal Signal’s upcoming Annual Meeting of Stockholders scheduled for April 29, 2009, you will decide whether Federal Signal continues on this path to delivering stockholder value or is diverted by the self-serving agenda of Warren B. Kanders, a dissident stockholder who last year was rejected as a candidate to become your Company’s chief executive officer, and his hand-picked nominees.
     Your Board unanimously recommends that stockholders elect the Company’s highly-qualified nominees — James E. Goodwin, Joseph R. Wright, Jr. and William H. Osborne, the Company’s newly-hired president and chief executive officer. Your vote is extremely important.
     We urge you to vote for your Company’s dedicated nominees TODAY by telephone, Internet or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided.
FEDERAL SIGNAL IS POSITIONED FOR GROWTH AND
HAS THE RIGHT STRATEGIC PLAN TO BUILD STOCKHOLDER VALUE
     In February 2009, following a six-month review of each of Federal Signal’s businesses, product offerings, market opportunities, and the needs of our customers, Bill Osborne, with the full support of the Board, presented a strategy to deliver consistent, profitable growth, enhance earnings and cash flow, and create stockholder value. This strategy emphasizes two equally important elements: driving growth through the Company’s Public Safety Systems platform, and improving margins and extracting efficiencies from the Company’s legacy businesses. We are confident this strategy will enable Federal Signal to meet its long-term profitability and growth targets.
Driving Growth Through the Public Safety Systems Platform
     Federal Signal is on track to become a global leader in the public safety systems market. We are leveraging the competitive advantages of our PIPS technologies, which is the leading automated license plate recognition (ALPR) technology, as well as our status as the recognized leader in the Public Safety and Intelligent Transportation Systems industry. Our Public Safety Systems group, which includes our PIPS business, currently generates over $200 million of revenue at attractive margins. We believe there is considerable room for growth in the multi-billion dollar global market for public safety and intelligent transportation systems; one recent example of a PIPS implementation was the London initiative to control traffic congestion through ALPR technology.
     Federal Signal’s strategy includes developing a service delivery model, which will provide customers a full suite of product capabilities and lower upfront capital costs in exchange for recurring services revenue over the contract period. The Company expects its service delivery model to drive growth through faster market penetration due to lower acquisition costs for our customers, increased customer loyalty, and increased revenue per customer through additional applications and services.
Increasing Margins and Extracting Efficiencies
     Federal Signal has strong brands, an attractive growth profile, enhanced profitability from streamlined operations and a disciplined approach to capital allocation. We are undertaking a series of initiatives to improve margins and extract efficiencies from the Company’s three business divisions through a focus on enhancing near-term earnings and cash flow while pursuing profitable growth. We will streamline product offerings and reduce product design costs in our Environmental Solutions Group. In our Safety & Security Systems Group, we will outsource non-core manufacturing, consolidate excess capacity and simplify our business structure. Finally, the capacity expansion we completed in 2008 for our Fire Rescue Group (Bronto) has helped increase margins as well as efficiency and throughput. We will continue these margin improvement efforts by in-sourcing more products and will evaluate sourcing fabricated parts from low-cost countries.
FEDERAL SIGNAL HAS ALREADY TAKEN ACTIONS THAT
WE BELIEVE WILL IMPROVE THE VALUE OF YOUR INVESTMENT
     In 2008, your Board and management team took a series of actions to position the Company for future growth and enhance stockholder value.
•	Appointed a new executive management team. In 2008, the Board appointed Bill Osborne as president and chief executive officer, and Bill Barker as senior vice president and chief financial officer.

•	Strengthened balance sheet and disposed of underperforming assets. The Company effectively disposed of underperforming assets including the cyclical and nonstrategic Tool business and the unprofitable E-ONE business, and liquidated its municipal leasing portfolio. The Company also completed a sale leaseback for two manufacturing facilities and captured a large after-tax gain, benefiting from the utilization of capital loss carry forwards. Federal Signal utilized the proceeds from these actions both to strengthen the balance sheet and invest in high growth opportunities. The Company reduced debt by approximately $150 million, or approximately 35%, from December 31, 2007 to December 31, 2008. As of December 31, 2008, the Company’s net debt was approximately $245 million, the lowest level in 14 years.

•	Completed the expansion of Bronto Production facility and initiated expansion of Vactor/Guzzler plant. Expanding the Bronto Production facility and the combined Vactor/Guzzler plant will enable higher volumes and reduced cost related to production in-sourcing and will produce consistent operating margins.

•	Continued improvement of cost structure. The Company announced and has already implemented a series of actions that will result in more than $20 million of savings in annual spending. These savings are being achieved through: combining related business units within our SSG division; reducing salaried head count across the corporation; reducing use of outside contractors; instituting a salary freeze for 2009; suspending matching contributions through 401(k) plan; and reducing 2009 compensation for the Board and CEO.

     Today, Federal Signal has leadership positions in most markets, strong brands, an increasing global presence and a strong customer base.
FEDERAL SIGNAL’S BOARD NOMINEES ARE THE RIGHT CHOICE
     Your Board takes the composition of its membership very seriously and believes that each director should contribute specific expertise and perspectives that in the aggregate benefit the best interests of all stockholders. Last year your Board added two new independent directors in response to discussions with one of the Company’s then-largest stockholders. These two new independent directors, Joseph Wright and Dennis Martin, have been valuable additions providing executive leadership and business experience.
     As part of its regular governance process for this year’s Annual Meeting, your Board evaluated a number of candidates in order to determine a slate of nominees that would best represent Federal Signal stockholders. The Board’s Nominating and Governance Committee met with and considered a number of individuals, including Warren Kanders and his two other director nominees, Steven Gerbsman and Nicholas Sokolow. After careful consideration, the Board unanimously determined that Messrs. Goodwin, Osborne and Wright are the most qualified candidates as they have, in the opinion of the Board, the requisite experience and a deeper knowledge of the Company’s business than Warren Kanders and his nominees.
•	William H. Osborne, Federal Signal’s president and chief executive officer since September 2008, possesses the strategic insight, operational and financial discipline and strong customer focus that is required to lead Federal Signal. Prior to joining us, Mr. Osborne served as the president and chief executive officer of Ford of Australia, where he oversaw the multi-billion dollar Southern Pacific Region and approximately 6,000 full-time employees. Prior to that he served as president and chief executive officer of Ford of Canada, which gained market share for the first time after ten years of erosion, realized sales increases of 8% over his three years of service, and posted record business profits.

•	James E. Goodwin, director since 2005, served as interim president and chief executive officer of Federal Signal from December 2007 to September 2008, a critical time for the Company, during which time he led the Company’s transformation, including the divesture of underperforming assets and the facilities sale-leaseback, which significantly improved Federal Signal’s balance sheet and cost structure. Mr. Goodwin is the former chairman and chief executive officer of United Airlines and UAL Corporation. Mr. Goodwin currently serves as a director of AAR Corporation, First Chicago Bank & Trust and John Bean Technologies Corporation.

•	Joseph R. Wright, director since 2008, has extensive management, operational and public sector experience. Mr. Wright is the chief executive officer and a director of Scientific Games Corp. Mr. Wright currently serves as a Vice Chairman of Terremark Worldwide, Inc. He is the former Chairman and a long-term director of Intelsat Ltd. and the former chief executive officer of PanAmSat.
     In addition, the Board believes that Messrs. Goodwin, Osborne and Wright would serve the interests of all of the Company’s stockholders better than the nominees proposed by one stockholder.
KANDERS OFFERS NO PLAN AND NO IDEAS TO BUILD STOCKHOLDER VALUE
     Contrary to your Board, Warren Kanders has provided no plan and no ideas that will improve stockholder value. In our view, Warren Kanders is pursuing an agenda to elect himself and two of his nominees to your Board in part because he is upset that he was rejected last year as a candidate to become Federal Signal’s chief executive officer. In addition, Warren Kanders’ two other nominees, Steven Gerbsman and Nicholas Sokolow are not independent. Nicholas Sokolow has served as a director on three boards alongside Warren Kanders and Steven Gerbsman has managed three trusts for Warren Kanders. We believe Warren Kanders’ slate, if elected, would work only to advance Warren Kanders’ interests and not the interests of all Federal Signal stockholders.
     Federal Signal’s strategic and operational achievements and our newly-installed management team demonstrate that Federal Signal has the right plan and the right team in place to reach our goals and create stockholder value. Your Board is independent, engaged, proactive and committed to delivering that value. We strongly believe that Warren Kanders and his nominees add nothing to your Board.
YOUR VOTE IS IMPORTANT. PROTECT YOUR INVESTMENT.
VOTE FOR YOUR BOARD’S NOMINEES ON THE WHITE PROXY CARD TODAY
     We urge you to protect your investment and not risk your Company’s future and prospects by exposing Federal Signal to Warren Kanders and his nominees. Support your Board and management by signing, dating and returning the enclosed WHITE proxy card today. You may also vote by phone or Internet by following the instructions on the enclosed proxy card.
     Your vote is important, no matter how many or how few shares you own. If you have any questions or need any assistance voting your shares, please contact Innisfree M&A Incorporated which is assisting the Company in this matter, by calling toll-free at (877) 800-5186 (banks and brokers may call collect at (212) 750-5833).
     On behalf of Federal Signal’s Board of Directors, I thank you for your continued support.
     Sincerely,

John McCartney
Director
Federal Signal Corporation

Your Vote Is Important, No Matter How Many Or How Few Shares You Own.
If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:
INNISFREE M&A INCORPORATED
Stockholders Call Toll-Free: (877) 800-5186
Banks and Brokers Call Collect: (212) 750-5833
IMPORTANT
We urge you NOT to sign any gold proxy card sent to you by Warren Kanders.
If you have already done so, you have every legal right to change your vote by using the enclosed
WHITE proxy card to vote TODAY—by telephone,
by Internet, or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided.